  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 3
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

KAISER VENTURES LLC
(Name of Subject Company)

SCM Special Fund, LLC, MPF Flagship Fund 13, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 10, LLC;
MPF Special Fund 8, LLC; MPF Senior Note Program II, LP; and MacKenzie Patterson Fuller, LP
(Bidders)

CLASS A UNITS
(Title of Class of Securities)

483101101
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$700,000	$27.51

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,400,000 Units at a purchase price equal to $0.50 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27.51
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: September 23, 2008

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of September 24, 2008, as amended, by the above-named bidders is hereby amended as set forth below.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by SCM Special Fund, LLC, MPF Flagship Fund 13, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 10, LLC; MPF Special Fund 8, LLC; MPF Senior Note Program II, LP (collectively the “Purchasers”) to purchase up to 1,400,000 Class A Units (the “Units”) in Kaiser Ventures LLC (the “Company”), the subject company, at a purchase price equal to $0.50 per Unit, less the amount of any distributions declared or made with respect to the Units between September 19, 2008 (the “Offer Date”) and October 30, 2008 or such other date to which this Offer may be extended (the “Expiration Date”), and less each Unit holder’s pro-rata share of the Company’s “Transfer Costs” (defined herein), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

The offer was terminated and no units were accepted by the Purchasers.  Following completion of the Offer, the Purchasers owned no units.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 2008

SCM Special Fund, LLC, MPF Flagship Fund 13, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 10, LLC; MPF Special Fund 8, LLC; MPF Senior Note Program II, LP

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold